TABLE OF CONTENTS

Audited Financial Statements and Supplemental Schedules
Report of Independent Auditors
Statement of Net Assets Available for Benefits, with Fund Information
Statement of Net Assets Available for Benefits, with Fund Information
Statement of Changes in Net Assets Available for Benefits, with Fund Information
Notes to Financial Statements
Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year
Schedule H, Line 4(j)—Schedule of Reportable Transactions
SIGNATURES
EXHIBIT INDEX
Exhibit 23--Consent of Independent Auditors
Exhibit 24--Power of Attorney

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_____

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[**X**]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

　　　　For the fiscal year ended: December 31, 2000

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

　　　　For the transition period from _____ to _____

Commission file number 1-2384

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

The TRW Employee Stock Ownership
and Savings Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124

Audited Financial Statements and Supplemental
Schedules

The TRW Employee Stock
Ownership and Savings Plan

December 31, 2000 and 1999

Plan Number: 027

Plan Sponsor
TRW Inc.

Employer Identification Number: 34-0575430

Plan Administrator
TRW Inc.

Report of Independent Auditors

Board of Administration
The TRW Employee Stock Ownership
and Savings Plan

We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at the end of year as of December 31, 2000, and the schedule of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

April 27, 2001
Cleveland, Ohio

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 2000

| | TRW Stock Fund | | Putnam |
	Participant Directed	Non-Participant Directed	S&P 500 Index Fund
Assets			
Investments:			
TRW Common Stock	$349,359,922	$481,725,186	
Putnam S&P 500 Index Fund			$662,436,491
Guaranteed investment contracts			
Putnam Small Company Equity Fund			
Putnam Income Fund			
PBHG Emerging Growth Fund			
Bernstein International Value Portfolio II			
Putnam Investors Fund			
George Putnam Fund of Boston			
Putnam International Growth Fund			
Pimco Total Return Fund			
Putnam Vista Fund			
Fidelity Magellan Fund			
Putnam Money Market Fund			
DLJDirect Securities Account			
Putnam Bond Index Fund			
Participant loans receivable			
Cash			
Receivable for investments sold			2,089,936
Interest and dividends receivable			573,654
Receivable from other funds	150,057		
Total assets	349,509,979	481,725,186	665,100,081
Liabilities			
Accrued expenses	28,343	20,524	149,693
Payable for securities purchased			1,971,026
Total liabilities	28,343	20,524	2,120,719
Net assets available for benefits	$349,481,636	$481,704,662	$662,979,362

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Primco Stable Value Fund	Putnam Small Company Equity Fund	Putnam Income Fund
Assets			
Investments:			
TRW Common Stock			
Putnam S&P 500 Index Fund			
Guaranteed investment contracts	$422,213,090		
Putnam Small Company Equity Fund		$152,709,997	
Putnam Income Fund			$ –
PBHG Emerging Growth Fund			
Bernstein International Value Portfolio II			
Putnam Investors Fund			
George Putnam Fund of Boston			
Putnam International Growth Fund			
Pimco Total Return Fund			
Putnam Vista Fund			
Fidelity Magellan Fund			
Putnam Money Market Fund			
DLJDirect Securities Account			
Putnam Bond Index Fund			
Participant loans receivable			
Cash		44,500	
Receivable for investments sold	524,733	2,416,773	
Interest and dividends receivable		107,984	

Receivable from other funds	108,339	107,984	
Total assets	422,846,162	155,279,254	
Liabilities			
Accrued expenses	118,909	42,566	
Payable for securities purchased	573,257	551,139	
Total liabilities	692,166	593,705	
Net assets available for benefits	$422,153,996	$154,685,549	$ –

[Additional columns below]

[Continued from above table, first column(s) repeated]

	PBHG Emerging Growth Fund	Bernstein International Value Portfolio II	Putnam Investors Fund	George Putnam Fund of Boston
Assets				
Investments:				
TRW Common Stock				
Putnam S&P 500 Index Fund				
Guaranteed investment contracts				
Putnam Small Company Equity Fund				
Putnam Income Fund				
PBHG Emerging Growth Fund	$86,110,495			
Bernstein International Value Portfolio II		$28,261,160		
Putnam Investors Fund			$146,854,131	
George Putnam Fund of Boston				$ –
Putnam International Growth Fund				
Pimco Total Return Fund				
Putnam Vista Fund				
Fidelity Magellan Fund				
Putnam Money Market Fund				
DLJDirect Securities Account				
Putnam Bond Index Fund				
Participant loans receivable				
Cash				
Receivable for investments sold				
Interest and dividends receivable				
Receivable from other funds				
Total assets	86,110,495	28,261,160	146,854,131	
Liabilities				
Accrued expenses	7,608	1,746	10,490	
Payable for securities purchased				
Total liabilities	7,608	1,746	10,490	
Net assets available for benefits	$86,102,887	$28,259,414	$146,843,641	$ –

2

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information (continued)

December 31, 2000

	Putnam International Growth Fund	Pimco Total Return Fund	TRW Balanced Fund
Assets			
Investments:			
TRW Common Stock			
Putnam S&P 500 Index Fund			$26,776,877
Guaranteed investment contracts			
Putnam Small Company Equity Fund			
Putnam Income Fund			
PBHG Emerging Growth Fund			
Bernstein International Value Portfolio II			
Putnam Investors Fund			
George Putnam Fund of Boston			
Putnam International Growth Fund	$11,713,947		
Pimco Total Return Fund		$47,513,681	
Putnam Vista Fund			
Fidelity Magellan Fund			
Putnam Money Market Fund			
DLJDirect Securities Account			
Putnam Bond Index Fund			17,851,252
Participant loans receivable			
Cash			
Receivable for investments sold			
Interest and dividends receivable			
Receivable from other funds		127,449	
Total assets	11,713,947	47,641,130	44,628,129
Liabilities			
Accrued expenses	639	2,516	2,720
Payable for securities purchased			
Total liabilities	639	2,516	2,720
Net assets available for benefits	$11,713,308	$47,638,614	$44,625,409

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Vista Fund	Fidelity Magellan Fund	Putnam Money Market Fund
Assets			
Investments:			
TRW Common Stock			
Putnam S&P 500 Index Fund			
Guaranteed investment contracts			
Putnam Small Company Equity Fund			
Putnam Income Fund			
PBHG Emerging Growth Fund			
Bernstein International Value Portfolio II			
Putnam Investors Fund			
George Putnam Fund of Boston			
Putnam International Growth Fund			
Pimco Total Return Fund			
Putnam Vista Fund	$29,434,659		
Fidelity Magellan Fund		$18,305,954	
Putnam Money Market Fund			$3,873,329
DLJDirect Securities Account			
Putnam Bond Index Fund			
Participant loans receivable			
Cash			
Receivable for investments sold			
Interest and dividends receivable			
Receivable from other funds		4,532	132,240
Total assets	29,434,659	18,310,486	4,005,569
Liabilities			

Accrued expenses	1,758	971	
Payable for securities purchased			
Total liabilities	1,758	971	
Net assets available for benefits	$29,432,901	$18,309,515	$4,005,569

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Brokerage Gateway	Loan Fund	Total
Assets			
Investments:			
TRW Common Stock			$ 831,085,108
Putnam S&P 500 Index Fund			689,213,368
Guaranteed investment contracts			422,213,090
Putnam Small Company Equity Fund			152,709,997
Putnam Income Fund			–
PBHG Emerging Growth Fund			86,110,495
Bernstein International Value Portfolio II			28,261,160
Putnam Investors Fund			146,854,131
George Putnam Fund of Boston			–
Putnam International Growth Fund			11,713,947
Pimco Total Return Fund			47,513,681
Putnam Vista Fund			29,434,659
Fidelity Magellan Fund			18,305,954
Putnam Money Market Fund			3,873,329
DLJDirect Securities Account	$18,098,091		18,098,091
Putnam Bond Index Fund			17,851,252
Participant loans receivable		$56,369,752	56,369,752
Cash			44,500
Receivable for investments sold			5,031,442
Interest and dividends receivable			681,638
Receivable from other funds			522,617
Total assets	18,098,091	56,369,752	2,565,888,211
Liabilities			
Accrued expenses			388,483
Payable for securities purchased			3,095,422
Total liabilities			3,483,905
Net assets available for benefits	$18,098,091	$56,369,752	$2,562,404,306

3

The TRW Employee Stock Ownership and Savings Plan

Statement of Net Assets Available for Benefits, with Fund Information

December 31, 1999

	TRW Stock Fund		Putnam S&P 500 Index Fund	Primco Stable Value Fund
	Participant Directed	Non-Participant Directed		
Assets				
Investments:				
TRW Common Stock	$378,560,209	$660,439,454		
Putnam Income Fund				
PBHG Emerging Growth Fund				
Bernstein International Value Portfolio				
Putnam Investors Fund				
George Putnam Fund of Boston				
Putnam S&P 500 Index Fund			$866,910,952	
Putnam Small Company Equity Fund				
Guaranteed investment contracts				$502,627,561
Participant loans receivable				
Cash			514,122	
Receivable from TRW				
Receivable for investments sold			72,078	
Receivable for portfolio shares issued			1,941,818	269,118
Interest and dividends receivable			770,957	2,592,276
Receivable from other funds	6,938			1,154,624
Receivable for futures			50,150	
Total assets	378,567,147	660,439,454	870,260,077	506,643,579
Liabilities				
Accrued expenses	22,292	39,629	178,370	133,080
Payable for securities purchased			263,014	
Payable for portfolio shares redeemed			287,786	814,777
Total liabilities	22,292	39,629	729,170	947,857
Net assets available for benefits	$378,544,855	$660,399,825	$869,530,907	$505,695,722

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Small Company Equity Fund	Putnam Income Fund	PBHG International Growth Fund	Bernstein International Value Portfolio II
Assets				
Investments:				
TRW Common Stock				
Putnam Income Fund		$42,930,612		
PBHG Emerging Growth Fund			$54,766,148	
Bernstein International Value Portfolio				$34,338,870
Putnam Investors Fund				
George Putnam Fund of Boston				
Putnam S&P 500 Index Fund				
Putnam Small Company Equity Fund	$166,712,922			
Guaranteed investment contracts				
Participant loans receivable				
Cash	200,297			
Receivable from TRW	746,535			
Receivable for investments sold				
Receivable for portfolio shares issued				
Interest and dividends receivable	133,359			
Receivable from other funds				
Receivable for futures	65,637			
Total assets	167,858,750	42,930,612	54,766,148	34,338,870
Liabilities				

Accrued expenses	41,627	2,708	1,972	1,895
Payable for securities purchased				
Payable for portfolio shares redeemed	70,760			
Total liabilities	112,387	2,708	1,972	1,895
Net assets available for benefits	$167,746,363	$42,927,904	$54,764,176	$34,336,975

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Investors Fund	George Putnam Fund of Boston	Loan Fund	Total
Assets				
Investments:				
TRW Common Stock				$1,038,999,663
Putnam Income Fund				42,930,612
PBHG Emerging Growth Fund				54,766,148
Bernstein International Value Portfolio				34,338,870
Putnam Investors Fund	$191,053,304			191,053,304
George Putnam Fund of Boston		$55,735,698		55,735,698
Putnam S&P 500 Index Fund				866,910,952
Putnam Small Company Equity Fund				166,712,922
Guaranteed investment contracts				502,627,561
Participant loans receivable			$61,552,113	61,552,113
Cash				714,419
Receivable from TRW				746,535
Receivable for investments sold				72,078
Receivable for portfolio shares issued				2,210,936
Interest and dividends receivable				3,496,592
Receivable from other funds				1,161,562
Receivable for futures				115,787
Total assets	191,053,304	55,735,698	61,552,113	3,024,145,752
Liabilities				
Accrued expenses	9,628	3,619		434,820
Payable for securities purchased				263,014
Payable for portfolio shares redeemed				1,173,323
Total liabilities	9,628	3,619		1,871,157
Net assets available for benefits	$191,043,676	$55,732,079	$61,552,113	$3,022,274,595

4

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2000

	TRW Stock Fund		Putnam S&P 500 Index Fund	Primco Stable Value Fund	Putnam Small Company Equity Fund
	Participant Directed	Non-Participant Directed			
Investment income:					
Dividends	$ 10,434,909	$ 16,749,970			
Interest				$ 28,643,715	
Total investment income	10,434,909	16,749,970		28,643,715	
Contributions from TRW Inc.		49,511,014			
Contributions from participants	24,927,509		$ 40,109,804	19,829,848	$ 15,684,033
Net appreciation (depreciation) in fair value of investments	(82,078,551)	(161,705,235)	(69,756,997)		(9,669,066)
Transfers from other funds	215,498,047		80,407,032	247,837,967	43,098,863
Transfer from other plan				247,256	
Interest income on participant loans	1,343,168		1,253,651	896,258	402,415
Participant loan disbursements					
Participant loan repayments	6,135,401		6,296,506	4,381,432	2,026,766
Other		543		157,794	
	176,260,483	(95,443,708)	58,309,996	301,994,270	51,543,011
Less:					
Distributions	28,696,718	75,225,441	70,928,159	74,389,969	16,323,326
Excess contributions			2,025	4,142	
Participant loan defaults					
Participant loan repayments					
Participant loan disbursements	6,529,405		6,009,326	4,577,044	2,081,399
	35,226,123	75,225,441	76,939,510	78,971,155	18,404,725
Administrative expenses	198,380	143,654	88,464	136,643	58,274
Transfers to other funds	169,899,199	7,882,360	187,833,567	306,428,198	46,140,826
Transfers to other plans					
	205,323,702	83,251,455	264,861,541	385,535,996	64,603,825
Increase (decrease) in net assets for the year	(29,063,219)	(178,695,163)	(206,551,545)	(83,541,726)	(13,060,814)
Net assets available for benefits at beginning of year	378,544,855	660,399,825	869,530,907	505,695,722	167,746,363
Net assets available for benefits at end of year	$349,481,636	$ 481,704,662	$ 662,979,362	$422,153,996	$154,685,549

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Income Fund	PBHG Emerging Growth Fund	Bernstein International Value Portfolio II	Putnam Investors Fund	George Putnam Fund of Boston
Investment income:					
Dividends	$ 1,364,007	$ 7,154,591	$ 4,609,870	$ 2,422,128	$ 989,670
Interest					
Total investment income	1,364,007	7,154,591	4,609,870	2,422,128	989,670
Contributions from TRW Inc.					
Contributions from participants	2,221,914	13,793,488	4,334,292	21,041,875	3,242,924
Net appreciation (depreciation) in fair value of					

investments	(566,835)	(47,509,940)	(5,462,405)	(35,574,486)	(812,351)
Transfers from other funds	18,267,479	195,413,628	13,021,402	70,274,704	9,061,977
Transfer from other plan	105,324			1,125,204	590,999
Interest income on participant loans	48,574	365,931	88,729	471,720	65,632
Participant loan disbursements					
Participant loan repayments	293,326	1,917,272	410,658	2,466,437	344,178
Other					
	21,733,789	171,134,970	17,002,546	62,227,582	13,483,029
Less:					
Distributions	2,231,357	9,686,602	3,253,930	19,777,484	2,727,679
Excess contributions					
Participant loan defaults					
Participant loan repayments					
Participant loan disbursements	251,727	1,580,155	420,343	1,960,594	277,304
	2,483,084	11,266,757	3,674,273	21,738,078	3,004,983
Administrative expenses	4,749	38,584	10,225	57,996	5,718
Transfers to other funds	62,173,860	128,490,918	19,395,609	84,631,543	66,204,407
Transfers to other plans					
	64,661,693	139,796,259	23,080,107	106,427,617	69,215,108
Increase (decrease) in net assets for the year	(42,927,904)	31,338,711	(6,077,561)	(44,200,035)	(55,732,079)
Net assets available for benefits at beginning of year	42,927,904	54,764,176	34,336,975	191,043,676	55,732,079
Net assets available for benefits at end of year	$ –	$ 86,102,887	$28,259,414	$146,843,641	$ –

The TRW Employee Stock Ownership and Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information (continued)

Year Ended December 31, 2000

	Putnam International Growth Fund	Pimco Total Return Fund	TRW Balanced Fund	Putnam Vista Fund	Fidelity Magellan Fund
Investment income:					
Dividends	$ 971,385	$ 1,388,173		$ 6,256,009	$ 289,166
Interest					
Total investment income	971,385	1,388,173		6,256,009	289,166
Contributions from TRW Inc.					
Contributions from participants	767,804	1,928,070	$ 2,167,333	1,949,164	1,859,893
Net appreciation (depreciation) in fair value of investments	(2,102,670)	1,724,300	(979,061)	(12,410,477)	(2,450,957)
Transfers from other funds	14,166,807	53,784,449	53,120,184	42,629,525	22,406,918
Transfer from other plan					
Interest income on participant loans	15,965	51,488	63,071	44,505	36,930
Participant loan disbursements					
Participant loan repayments	79,775	251,767	288,003	205,292	178,815
Other					
	13,899,066	59,128,247	54,659,530	38,674,018	22,320,765
Less:					
Distributions	133,940	2,452,992	2,546,241	383,006	186,137
Excess contributions					
Participant loan defaults					
Participant loan repayments					
Participant loan disbursements	41,691	387,082	212,600	108,695	129,283
	175,631	2,840,074	2,758,841	491,701	315,420
Administrative expenses	1,340	7,826	8,385	3,604	2,408
Transfers to other funds	2,008,787	8,641,733	7,266,895	8,745,812	3,693,422
Transfers to other plans					
	2,185,758	11,489,633	10,034,121	9,241,117	4,011,250
Increase (decrease) in net assets for the year	11,713,308	47,638,614	44,625,409	29,432,901	18,309,515
Net assets available for benefits at beginning of year	–	–	–	–	–
Net assets available for benefits at end of year	$11,713,308	$47,638,614	$44,625,409	$ 29,432,901	$18,309,515

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Putnam Money Market Fund	Brokerage Gateway	Loan Fund	Total
Investment income:				
Dividends	$ 128,993	$ 55,674		$ 52,814,545
Interest				28,643,715
Total investment income	128,993	55,674		81,458,260
Contributions from TRW Inc.				49,511,014
Contributions from participants				153,857,951
Net appreciation (depreciation) in fair value of investments		(8,527,887)		(437,882,618)
Transfers from other funds	41,426,560	37,247,625		1,157,663,167
Transfer from other plan				2,068,783

			2,068,783
Interest income on participant loans			5,148,037
Participant loan disbursements		$24,566,648	24,566,648
Participant loan repayments			25,275,628
Other	122	16,045	174,504
	41,555,553	28,775,534	24,582,693	1,061,841,374
Less:			
Distributions	1,396	561,988	309,506,365
Excess contributions			6,167
Participant loan defaults		3,660,043	3,660,043
Participant loan repayments		25,275,628	25,275,628
Participant loan disbursements			24,566,648
	1,396	–	29,497,659	363,014,851
Administrative expenses			766,250
Transfers to other funds	37,548,588	10,677,443		1,157,663,167
Transfers to other plans		267,395	267,395
	37,549,984	10,677,443	29,765,054	1,521,711,663
Increase (decrease) in net assets for the year	4,005,569	18,098,091	(5,182,361)	(459,870,289)
Net assets available for benefits at beginning of year	–	–	61,552,113	3,022,274,595
Net assets available for benefits at end of year	$ 4,005,569	$18,098,091	$56,369,752	$2,562,404,306

6

The TRW Employee Stock Ownership and Savings Plan

Notes to Financial Statements

December 31, 2000 and 1999

A. Description of the Plan

The following description of The TRW Employee Stock Ownership and Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the plan's provisions.

Participation in the Plan is available to substantially all domestic employees of TRW who have been employed for at least three months. The Plan is governed by the Internal Revenue Code and related legislation.

Participant Contributions

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a before-tax basis by way of salary reduction; such contributions are made in increments of one percent of qualifying compensation and could not exceed $10,500 in 2000. Participants may also elect to contribute, in increments of one percent, up to 10% of qualifying compensation on an after-tax basis. The combined contribution cannot exceed 22% of their qualifying compensation. Participants can make unlimited contribution percentage changes per month. Annual contributions to a participant's account (including before-tax, after-tax and TRW matching contributions) and to any other defined contribution plan are limited to the lesser of $30,000 or 25% of the participant's annual compensation reduced by the amount of before-tax contributions.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1% percent, in one or more of the fourteen investment funds. Fund elections may be changed at any time.

TRW Contributions

TRW contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant's before-tax contributions to a maximum of three percent of each participant's qualifying compensation. Participants immediately vest in the TRW contributions. All TRW matching contributions are invested in the TRW Stock Fund. TRW contributions always remain in the TRW Stock Fund and may not be transferred, except under special circumstances. TRW contributions may be in the form of cash or treasury or authorized and unissued shares of TRW Common Stock. TRW Common Stock contributed is to be valued by any reasonable method selected by TRW.

A. Description of the Plan (continued)

The amount and type of TRW contributions are summarized as follows:

	2000
TRW Common Stock	$30,472,851
Cash	19,038,163
	$49,511,014

Withdrawals and Distributions

Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum except a participant whose account balance exceeds $5,000 may defer such payments until he or she reaches age 70. Participants receive the value of their TRW shares in cash unless they elect to receive shares. If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan.

Participants who have attained age 55 as of the end of the preceding fiscal year-end and commenced participation in the Plan at least ten years prior may elect, within an election period during each of the succeeding six consecutive plan years, to receive a special ESOP distribution or may transfer the applicable amount to one or more investment funds under the Plan. The number of shares eligible for the annual election is 50% of the total number of shares of TRW common stock attributable to TRW matching contributions made after 1986, less the equivalent number of shares distributed as a result of any prior ESOP election, as determined on the preceding December 31.

Participant Loans

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their before-tax contributions, but such borrowings in the aggregate cannot exceed 50% of a participant's total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus one percent) and the repayment period cannot be less than one year or more than five years.

A. Description of the Plan (continued)

Other

Although it has not expressed any intent to do so, TRW reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant's account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Stock Savings Plan's Participant Service Center and the Plan's website, and annual prospectus for a more complete description of the Plan's provisions.

B. Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting.

Investments are stated at fair value. Investments in common stock are valued at the last reported sales price of the common stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year-end. Investments in common trust funds investing primarily in equities are valued based on the redemption price of units owned by the Plan, which is based on the current market values of the underlying assets of the fund. The investment in common trust funds investing primarily in insurance contracts, is valued at contract value, plus income received thereon, less distributions and administrative expense payments, which approximates fair value. Investments in common trust funds investing in short-term fixed income obligations have a market value approximating cost. The participant loans are valued at their outstanding balances which approximate fair value.

All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 2000 and 1999, approximately $26 and $54 million was invested in general account assets, $124 and $129 million in separate account assets, and $272 and $320 million in assets owned by the Plan, respectively. The weighted average yield (excluding administrative expenses) for all investment contracts was 6.19% and 5.89% in 2000 and 1999, respectively. The crediting interest rate for all investment contracts was 6.55% at December 31, 2000 and 6.32% at December 31, 1999.

B. Significant Accounting Policies (continued)

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 1999 financial statement have been reclassified to conform to the 2000 presentation.

C. Investments

During the year ended December 31, 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

	Net Appreciation (Depreciation) in Fair Value of Investments
Common stock	$(250,806,924)
Common trust funds	(80,405,124)
Shares of registered investment companies	(106,679,978)
Bonds, notes, and other	9,408
	$(437,882,618)

C. Investments (continued)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

	December 31	
	2000	**1999**
TRW Inc. Common Stock	**$831,085,108**	$1,038,999,663
Putnam S&P 500 Index Fund	**689,213,368**	866,910,952
Putnam Small Company Equity Fund	**152,709,997**	166,712,922
Putnam Investors Fund		191,053,304

Investments within the DLJDirect Securities Account, as of December 31, 2000, consisted of $14,070,956 of stocks – common and preferred, $3,491,773 of shares of registered investment companies, and $535,362 of bonds and notes.

D. Administrative Expenses

Generally, trustee and custodian fees, investment manager fees, brokerage fees, and other fund-related expenses are charged back to the funds for which the expenses are incurred. The charges to audit the Plan, the administrative expenses of operating the Plan, and any other charges that cannot be directly related to a specific fund will be charged back to the funds on a quarterly basis in proportion to the ratio of the net asset value of each fund to the value of all funds invested in the Plan as of the previous quarter-end.

E. Federal Income Tax Status of the Plan

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F. Transactions with Parties-in-Interest

Party-in-interest transactions include the purchase and sale of investments managed by the Plan's Trustee, Putnam Investments and any transactions with TRW stock.

Putnam Investments managed assets of the Plan of $1,051,651,669 and $1,323,343,488 as of December 31, 2000 and 1999, respectively. There were no trustee fees paid in cash to Putnam in 2000.

There were no party-in-interest transactions which were prohibited under Department of Labor Regulations.

G. Transfer of Assets from Other Plans

On December 24, 1997, TRW purchased BDM International, Inc. (BDM). BDM had an existing 401(k) plan which was merged into the Plan effective January 1, 1999. On January 6, 2000, assets from IG Systems, a separate 401(k) plan associated with the BDM purchase, were merged into the Plan. The transfer of IG Systems' assets of $2,068,783 is shown on the financial statements as "Transfer from Other Plan."

Employee rollover contributions of $9,589,425 were made in 2000 from other plans. These contribution amounts are contained in the contribution amounts for each of the respective funds.

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year

December 31, 2000

Number of Shares		Description	Cost	Current Value
		Stocks – Common and Preferred		
21,447,357	*	TRW Inc. Common Stock	$641,744,054	$831,085,108
200		24 / 7 Media Inc		106
1,600		3 Do Co		4,192
200		360networks Inc		2,536
2,365		3com Corp		20,103
75		3d Sys Corp		905
3,173		3dfx Interactive Inc		793
175		A C L N Ltd		3,925
800		Aastrom Biosciences Inc		648
400		About.Com Inc		10,772
315		Accelerated Networks Inc		866
1,000		Accord Advanced Technologies Inc		10
200		Aclara Biosciences Inc		2,174
82		Act Mfg Inc		1,286
160		Adams Express Co		3,360
1,570		Adc Telecommunctns Inc		28,448
200		Adept Technology Inc		2,900
400		Adobe Systems Inc		23,272
1005		Advanced Communications Technologies Inc		673
300		Advanced Digital Info Corp		6,900
1,000		Advanced Fibre Communications Inc		18,060
657		Advanced Micro Devices Inc		85,028
500		Advanced Optics Electronics Inc		95
500		Advanced Tissue Sciences Inc		1,480
11,000		Advanced Viral Resh Corp		3,520
900		Aes Corp		49,833
43		Aether Systems Inc		1,690
200		Affymetrix Inc		14,874
1,027		Agilent Technologies Inc		56,228
200		Akamai Technologies Inc		4,212
200		Albertsons Inc		5,300
400		Alcatel – Spons ADR		22,372

13

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
100	Alpha Inds Inc		3,781
1,000	Altair Intl Inc		1,430
617	Altera Corp		16,233
1,100	Altigen Communications Inc		1,100
200	Alza Corporation		8,500
210	Allaire Corp		1,056
400	Alliance Fiber Opticprods Inc		2,400
30	Alliance Semiconductor Corp		339
500	Allstate Corp		21,780
3,293	Amazon.Com Inc		51,042
875	America Online Inc		30,450
150	America Online Latinamer Inc		402
350	American Communications Enterprises Inc		35
88	American Express Company		4,834
1,000	American Jewelry Corp		10
423	American Power Conversion Corp		5,207
1,000	American Residential Invt Tr		2,180
450	Ameripath Inc		11,250
135	Ames Department Stores Inc		193
782	Amgen Inc		49,993
100	Amkor Technology Inc		1,556
680	Amtech Sys Inc		5,182
275	Anadigics Inc		4,502
315	Analog Devices Inc		16,122
700	Answerthink Inc		2,534
939	Ants Software.Com		2,535
5,241	Apple Computer Inc		77,619
200	Applera Corp – Applied Biosystems Group		18,812
295	Applera Corp – Celera Genomics Group		10,655
3,518	Applied Materials Inc		134,317
4,059	Applied Micro Circuits Corp Cdt		305,440
500	Applied Signal Technology Inc		2,545
50	Aptimus Inc		38

14

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
180	Ariba Inc		9,652
600	Armstrong World Inds Inc – *preferred*		3,000
500	Asiacontent.Com Ltd		155
750	At Home Corp		4,148
4,589	AT&T Corp		79,160
1,525	Ati Technologies Inc		8,662
5,698	Atmel Corp		66,211
600	Audiovox Corp		5,400
5,000	Aura Systems Inc		1,550
200	Autodesk Inc		5,374
1,000	Autoimmune Inc		1,500
91	Avanex Corp		5,415
100	Avanir Pharmacuticals		512
150	Avant Immunotherapeutics Inc		1,031
564	Avaya Inc		5,815
1,000	Avery Communications Inc		780
430	Avici Sys Inc		10,587
200	Avocent Corp		5,400
1,340	Bank Of America		61,466
25	Bank One Corp		916
38	Bard C R Inc		1,769
1,500	Be Free Inc		3,180
750	Be Inc		563
143	Bea Sys Inc		9,625
800	Bei Technologies Inc		9,296
150	Bell Microproducts Inc		2,380
420	Best Buy Company Inc		12,415
16,700	Bifs Technologies Corp		1,837
600	Bio Technology General Corp		4,272
130	Biogen Inc		7,808
200	Biosante Pharmaceuticals Inc		132
54	Biosite Diagnostics Inc		2,183
9,000	Biotech Hldgs Ltd		1,530

15

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
100	Biotech Hldrs Tr Depositary Rcpts		17,031
1,000	Birmingham Steel Crp		1,000
20	Bisys Group Inc		1,045
50	Black Box Corp		2,413
200	Blue Zone Inc		242
200	Bluefly Inc		92
2,500	Bmc Inds Inc		12,175
1,530	Bmc Software Inc.		21,313
684	Bookham Technology Plc – Spons ADR		9,405
2,000	Bradlees Inc		420
300	Bristol-Myers Squibbco		22,179
2,000	Broadband Wireless Intl Corp		160
1,000	Broadbase Software Inc		6,250
2,613	Broadcom Corp		219,649
1,922	Broadvision Inc		22,699
344	Brocade Communications Sys Inc		31,562
50	Brooks Automation Inc		1,400
100	Buckeye Partners		2,887
200	Cable Wireless Plc – Spons ADR		7,974
500	California Amplifierinc		4,625
700	Calpine Corp		31,542
100	Callaway Golf Co		1,862
100	Cambridge Heart Inc		237
500	Cannondale Corp		1,810
50	Capstone Turbine Corp		1,400
250	Carnival Corp		7,703
1,000	Catalyst Semiconductor Inc		3,810
472	Caterpillar Inc		22,330
100	Cbrl Group Inc		1,818
500	Cellpoint Inc		4,875
1,000	Cendant Corp		9,620
168	Central Secs Corp		4,746
800	Cepheid		6,744
557	Ciena Corp		45,396

16

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
300	Circuit City Stores Inc-Circuit City Group		3,450
11,184	Cisco Systems Inc		427,788
115	Citigroup Inc		5,872
300	Citrix Systems Inc		6,750
800	Cke Restaurants Inc		2,200
200	Clarent Corp		2,286
100	Clorox Co		3,550
3,961	Cmgi Inc		22,142
300	Cnet Networks Inc		4,800
300	Coastal Corp		26,493
100	Coca-Cola Company		6,093
100	Cognex Corp		2,200
75	Cognos Inc		1,392
500	Com 21 Inc		2,340
225	Comdisco Inc		2,572
4,644	Commerce One Inc		117,540
60	Commscope Inc		994
1,010	Compaq Computer Corp		15,201
20	Computer Associates International Inc		390
100	Computer Sciences Corp		6,012
80	Computerized Thermal Imaging Inc		120
50	Compuware Corp		313
300	Comverse Technology Inc		32,586
100	Concord Efs Inc		4,387
950	Concur Technologies Inc		1,007
500	Conductus Inc		2,590
4,621	Conexant Sys Inc		70,470
1,600	Conseco Inc		21,088
100	Consol Energy Inc		2,793
200	Constellation Brands Inc		11,750
2,631	Copper Mtn Metworks Inc		15,444
300	Corecomm Ltd		1,479
75	Corel Corp		119

17

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
3,880	Corning Inc		204,903
70	Cor-Therapeutics Inc		2,458
335	Corvis Corp		7,956
25	Cosine Communications Inc		347
475	Costco Whsl Corp		18,967
6,407	Covad Communications Group Inc		10,379
200	Cp Clare Corp		656
100	Credence Systems Corp		2,318
520	Cree Inc		18,460
260	Crossroads Sys Inc		1,217
2,000	Cryomedical Sciences Inc		1,000
499	Cybear Group		185
5,051	Cyber Group Network Corp		455
5,100	Cyber.Care Inc		10,659
440	Cygnus Inc		2,143
300	Cymer Inc		7,704
225	Cypress Semiconductor Corp		4,428
1,100	Charles Schwab Corp		31,207
3,880	Charter Communications Inc		87,998
65	Chase Corp		650
350	Chase Manhattan Corp		15,901
854	Check Point Software Tech		114,060
25	Checkpoint Sys Inc		186
70	Cheese Cake Factory Inc		2,682
450	Chesapeake Energy Corp		4,554
50	Chicos Fas Inc		1,028
1,000	Childrens Place Retail Stores Inc		20,180
100	China.Com Corp		443
370	Christopher & Banks Corp		10,453
2,500	Chromatics Color Sciences Intl		925
200	Chromavision Med Sys Inc		524
200	Daimlerchrysler Ag Stuttgart		8,240
150	Dallas Semiconductor Corp		3,843

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
270	Dana Corp		4,134
500	Data Critical Corp		1,250
3,000	Datalink.Net Inc		6,360
200	Delphi Automotive Sys Corp		2,250
3,842	Dell Computer Corp		66,966
200	Dense-Pac Microsystems Inc		400
60	Diamond Offshore Drilling Inc		2,400
500	Diamonds Tr Unit		53,390
500	Digital Island Inc		2,030
577	Digital Lightwave Inc		18,245
1,000	Digital Pwr Corp		1,680
1,565	Diodes Inc		16,229
275	Disney Walt Company Holding Co		7,956
100	Display Technologies Inc Co		18
719	Ditech Communications Corp Co		11,590
1,600	Doubleclick Inc		17,488
5,650	Drkoop.Com Inc		1,017
1,060	Dsl.Net Inc		562
46	Dst Systems Inc		3,082
597	Du Pont E I De Nemours & Company		28,841
400	Dwyer Group Inc		748
200	Dynegy Inc		11,212
1,600	E Digital Corp		2,640
500	E Stamp Corp		75
850	E Trade Group Inc		6,265
1,400	Earthlink Inc		7,042
2,600	Earthshell Corp		3,250
250	Eastman Kodak Co		9,843
2,000	Eb2b Comm Inc		1,500
450	Ebay Inc		14,819
15,000	Econnect		4,500
400	Echelon Corp		6,424
150	Efficient Networks Inc		2,138
500	El Paso Energy Corp		35,810

19

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
1,150	Elantec Semiconductors Inc		31,913
45	Electro Scientific Inds Inc		1,257
500	Eli Lilly & Co		46,530
1,000	Emachines Inc		340
200	Emagin Corp		424
3,051	EMC Corp		202,892
500	Emerson Electric Co		39,405
690	Emulex Corp		55,152
2,200	Emusic.Com Inc		550
54,393	Endwave Corp		169,706
244	Energy Conversion Devices Inc		4,895
3,000	Engage Technologies Inc		2,250
60	Enron Corp		4,987
250	Entrust Technologies Inc		3,250
140	Eog Res Inc		7,647
1,000	Epicedge Inc		370
100	Equity Residential		5,531
3,940	Ericsson L M Tel Co – Spons ADR		44,049
5,800	E-Sync Networks Inc		4,698
4,000	Etoys Inc		720
550	Eurotech Ltd		754
400	Evoke Communications Inc		700
800	Exchange Applications Inc		968
2,118	Exodus Communications Inc		42,212
15,194	Exponent Inc		142,368
200	Extended Stay Amer Inc		2,570
1,150	Extreme Networks Inc		44,988
500	F5 Networks Inc		4,750
16,640	Federal Mogul Corp		38,438
200	Fedex Corp		7,992
750	Fibercore Inc		2,715
700	Finders Keepers Inc		14
1,400	Finisar Corp		40,502
1,478	Finova Grp Inc		1,478

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
100	First Industrial Realty Trust Inc		3,400
1,000	First Union Corp		27,810
100	Flexpoint Sensor Sys Inc		3
1,800	Flextronics Intl Ltd		51,300
2,527	Ford Motor Co		59,207
200	Fortune Brands Inc		6,000
398	Foundry Networks Inc		5,970
60	Four Seasons Hotel Inc		3,817
100	Franchise Fin Corp Amer		2,331
250	Freeport-Mcmoran Copper & Gold Inc Depositary Shares Repstg Gold – *preferred*		4,358
65	Fuelcell Energy Inc		4,453
1,000	Fusion Networks Hldgs Inc		150
100	Galileo Technology Ltd		1,343
920	Gap Inc		23,460
135	Gateway Inc		2,429
460	Gemstar Tv Guide Intl Inc		21,215
4,900	Genelabs Technologies Inc		19,600
130	Genentech Inc		10,595
2,807	General Electric Co		134,540
1,500	General Magic Inc		2,100
150	General Mtrs Corp		7,640
450	General Mtrs Corp Cl H		10,350
200	Genesis Microchip Inc		1,824
10,240	Genuity Inc		51,507
900	Genus Inc		1,431
60	Genzyme Corp Generaldivision		5,392
160	Gillette Company		5,779
3,330	Global Crossing Ltd		47,652
100	Global Marine Inc		2,837
4,582	Globalstar Telecommunications Ltd		4,124
1,300	Globespan Inc		35,750
100	Golden West Finl Corp		6,750
300	Goodyear Tire & Rubber Company		6,897

21

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
15,500	Groen Brothers Aviation Inc		16,430
165	H Pwr Corp		1,267
61	H&Q Healthcare Fd Sh Ben Int		1,495
30	Handspring Inc		1,163
257	Harley-Davidson Inc		10,216
500	Harmonic Inc		2,840
400	Hartcourt Cos Inc		216
500	Hasbro Inc		5,310
40	Hearme Inc		25
645	Hei Inc		6,450
15	Heinz H J Company		711
250	Helix Technology Corp		5,905
1,396	Hewlett-Packard		44,058
600	Hollywood Entertainment Corp		636
3,905	Home Depot Inc		178,380
2,600	Homebase Inc		2,600
501	Honeywell Intl Inc		23,702
50	Hot Topic Inc		822
400	Human Genome Sciences Inc		27,724
3,170	Hydrogenics Corp		13,060
2,000	Hydrogiene Corp		40
100	Hyperion Solutions Corp		1,543
1,300	Hytek Microsystems Inc		5,928
1,000	I Link Corp		780
120	I-2 Technologies Inc		6,532
100	Ibis Technology Corp		1,918
14,000	Icg Communications Inc		1,680
100	Idt Corp		2,037
125	Ii-Vi Inc		1,898
400	Illuminet Hldgs Inc		9,048
50	Imaging Diagnostic Sys Inc		44
30	Imclone System Inc		1,328
1,750	Immune Response Corp		4,428
500	Immunogen Inc		10,715

22

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
300	Impath Inc		19,950
800	Infineon Technologies Ag – Spons ADR		28,800
1,500	Infonet Svcs Corp		7,500
5,600	Infonow Corp		7,840
100	Information Architects Corp		162
1,300	Informix Corp		3,848
2,060	Infospace Com Inc		18,210
64,000	Infotopia Inc		12,160
185	Inktomi Corp		3,306
300	Innodata Corp		3,300
100	Inrange Technologies Corp		1,668
80,158	Insignia Solutions Plc – Spons ADR		375,139
790	Integrated Device Tech Inc		26,015
1,000	Integrated Silicon Solution Inc		14,370
30,762	Intel Corp		924,706
7,300	Intelect Communications Inc		2,701
330	Inter Tel Inc		2,534
1,000	Interdigital Communications Corp		5,400
745	Intermedia Comm Inc		5,349
845	Internap Network Svcs Corp		6,092
250	International Paper Co		10,203
3,000	Internet Business Intl Inc		240
725	Internet Cap Group Inc		2,378
800	Internet Law Libr Inc		144
1,500	Internet Pictures Corp		1,440
1,000	Interneuron Pharmaceuticals Inc		1,280
65	Intertrust Technologies Corp		215
200	Interwave Communications		312
25	Intimate Brands Inc		375
212	Intl Business Machines Corp		18,020
2,900	Intl Fibercom Inc		14,297
1,020	Intl Rectifier Corp		30,600
100	Intuitive Surgical Inc		818

23

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
2,000	Iprint.Com Inc		1,420
21,300	Irvine Sensors Corp		25,773
500	Ishares Tr S&P Small Cap 600 Index Fd		54,045
5,400	Isis Pharmaceuticals Inc		57,024
200	Ivax Corp		7,660
100	Ixia		2,287
1,000	Ixl Enterprises Inc		960
200	Ixys Corp		2,924
400	J2 Global Communicatons Inc		112
1,850	Jabil Circuit Inc		46,935
1,050	Jakks Pac Inc		9,513
300	Jawz Inc		138
4,874	JDS Uniphase Corp		203,490
200	Johnson & Johnson		21,012
3	JP Morgan & Co Inc		497
1,706	Juniper Networks Inc		215,263
2,000	K Mart Corp		10,620
20,000	Kaire Hldgs Inc		1,400
200	Kansas City Southn Inds Inc		2,024
250	Kcs Energy Inc		1,015
350	Kemet Corp		5,292
945	Kla Tencor Corp		31,828
1,200	Kleenair Sys Inc		300
1,100	Knight Trading Group Inc		15,323
300	Koninklijke Philips Electrs N V – Spons ADR		10,875
750	Kopin Corp		8,250
100	Koss Corp		2,312
34	Krispy Kreme Doughnuts		2,822
225	Kulicke & Soffa Inds		2,516
160	Laboratory Corp Amer Hldgs		28,160
600	Lam Research Corp		8,700
100	Lason Inc		24
100	Leap Wireless Intl Inc		2,493

24

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
100	Legato Systems Inc		743
40	Level 3 Communications Inc		1,312
200	Lexmark Intl Group Inc		8,862
100	Liberate Technologies		1,356
110	Lifecell Corp		175
100	Lifeminders Inc		328
112	Lightpath Technologies Inc		1,553
400	Liquid Audio Inc		1,000
15,000	Lithium Technology Corp		3,150
700	Litton Inds Inc		55,076
2,910	Lockheed Martin Corp		98,795
40	London Pacific Group Ltd – Spons ADR		302
17,239	Loral Space & Communications		54,820
610	Lowes Cos Inc		27,145
4,092	Lsi Logic Corp		69,932
13,774	Lucent Technologies Inc		185,949
20	Luminex Corp		520
50	Macrovision Corp		3,700
500	Mail-Well Inc		2,155
200	Marchfirst Inc		292
140	Marvell Technology Group Ltd		3,070
1,000	Mattel Inc		14,440
165	Maxim Pharmaceuticals Inc		1,051
45	Maxim Integrated Products Inc		2,149
175	MBNA Corp		6,463
250	Mcdata Corp		13,688
255	McDonald's Corp		8,670
100	Mcleodusa Inc		1,412
300	Mcsi Inc		6,393
400	Measurement Specialties Inc		7,800
200	Mediabay Inc		324
1,000	Mediaplex Inc		840
150	Medimmune Inc		7,152

25

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
400	Mercator Software Inc		2,148
200	Merck & Co Inc		18,724
37	Mercury Interactive Corp		3,337
900	Metalink Ltd Shs		8,550
542	Metricom Inc		5,420
3,391	Metromedia Fiber Network Inc		34,317
170	Microchip Technology Inc		3,728
520	Micromuse Inc		31,361
443	Micron Technology Inc		15,727
3,926	Microsoft Corp		170,506
50	Microvision Inc		881
1,000	Midway Games Inc		7,100
100	Millennium Pharmaceuticals Inc		6,181
3,200	Millennium Cell Inc		32,192
400	Minimed Inc		16,800
100	Minnesota Mining & Manufacturing Co		12,050
500	Morgan Stanley Asia Dean Witter Asia Pacific Fd Inc		4,340
200	Morgan Stanley Dean Witter & Co		15,850
8,109	Motorola Inc		164,207
828	Mp3.Com Inc		2,973
850	Mrv Communications Inc		11,365
500	M-Wave Inc		3,935
140	Myriad Genetics Inc		11,550
4,380	Nasdaq 100 Shares		255,661
200	National City Corp		5,750
300	National Health Investors Inc		2,211
1,725	National Semiconductor Corp		34,707
9,850	Nct Group Inc		1,675
200	Neorx Corp		1,050
100	Net2phone Inc		737
100	Netbank Inc		656
10	Netegrity Inc		543
1,000	Netergy Networks Inc		1,680

26

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
1,600	Netopia Inc		6,896
1,275	Netro Corp		8,925
700	Netsilicon Inc		2,576
2,915	Network Appliance Corp		187,085
100	Network Engines Inc		418
2,500	Netzero Inc		2,025
50	New Era Of Networks Inc		291
915	New Focus Inc		31,677
450	Newport Corp		35,352
200	Next Level Communications Inc		2,262
100	Nextel Communs Inc		2,468
50	Nhancement Technologies Inc		241
500	Niku Corp		3,640
50	Noble Drilling Corp		2,172
6,026	Nokia Corp – Spons ADR		262,131
2,615	Nortel Networks Corp		83,837
100	North Fork Ban Corporation Inc		2,456
850	Northpoint Communications Hldgs Inc		264
100	Novartis Ag – Spons ADR		4,475
83	Novell Inc		430
410	Novellus System Inc		14,682
50	Noven Pharmaceuticals Inc		1,856
752	Nvidia Corp		24,628
2,000	Nx Networks Inc		1,240
200	O2wireless Solutions Inc		1,874
75	Oak Technology Inc		651
100	Occidental Petroleum Corp		2,425
300	Office Depot Inc		2,136
1,000	Officemax Inc		2,870
100	Omi Corporation		643
10,000	On2.Com Inc		5,800
60	Oni Sys Corp		2,374
10,000	Opal Technologies Inc		900

27

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
185	Openwave Sys Inc		8,799
200	Opnet Technologies Inc		2,986
2,100	Optical Communication Prods Inc		23,625
200	Opticnet Inc		0
10,306	Oracle Corp		300,111
3,000	Orbital Engine Corp Ltd – Spons ADR		20,790
200	Orchid Biosciences Inc		2,800
380	Osi Pharmaceuticals Inc		30,423
1,651	Owens Corning		1,337
250	Pacific Aerospace & Electronics Inc		93
2,200	Pacific Centy Cyberworks Ltd – Spons ADR		13,464
1,639	Palm Inc		46,302
150	Park Electrochemical		4,602
1,000	Parker Drilling Co		5,060
250	Patina Oil & Gas Corp		6,000
295	Peco Ii Inc		7,614
100	Pegasus Soulutions Inc		690
200	Peregrine Pharmaceuticals Inc		186
900	Peregrine Sys Inc		17,712
140	Pericom Semiconductor Corp		2,580
220	Pfizer Inc		10,120
1,000	Pfsweb Inc		750
500	Pharmaceutical Holders Tr Depositary Rcpt		57,125
100	Philip Morris Inc		4,400
40	Pitney Bowes Inc		1,325
40	Plexus Corp		1,215
1,140	Plug Pwr Inc		16,667
519	Pmc Sierra Inc		40,804
250	Polycom Inc		8,078
200	Pomeroy Computer Res Inc		3,036
600	Portal Software Inc		4,704
996	Power One Inc		39,153
750	Powerwave Technologies Inc		43,823

28

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
100	Pre Paid Legal Svcs Inc		2,550
2,120	Precision Optics Inc		4,897
3,030	Priceline.Com Inc		3,969
5,000	Primus Telecommunications Gp		11,550
125	Procter & Gamble Co		9,804
100	Proxicom Inc		412
150	Proxim Inc		6,450
4,800	Psinet Inc		3,600
1,000	Pt Telkom — Spons ADR		4,120
1,850	Puma Technology Inc		7,678
1,500	*Putnam Premier Income Trust Shares		9,180
1,000	Qiao Xing Universal Telephone Inc		4,370
252	Qlogic Corp		19,449
250	Qlt Inc		7,000
1,245	Qualcomm Inc		102,239
450	Quantum Corp		5,963
180	Quest Diagnostics Inc		25,560
635	Radica Games Ltd		1,067
356	Rainbow Technologiesinc		5,582
1,038	Rambus Inc		37,887
325	Rational Software Corp		12,633
2,000	Razorfish Inc		3,060
570	Realnetworks Inc		4,948
1,081	Red Hat Inc		6,681
244	Rediff Com India Ltd		610
21	Research In Motion Ltd		1,687
14,733	RF Micro Devices Inc		404,126
2,000	Rhythms Netconnections Inc		2,120
7,900	Rite Aid Corp		18,723
200	Rockford Corp		950
8,730	Rosetta Inpharmaticsinc		139,069
10	RSA Sec Inc		528
800	RSL Communications Ltd		136
800	Rubios Restaurants Inc		2,048

29

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
100	Ruby Tuesday Inc		1,525
1,100	Safeguard Scientific Inc		7,282
40	Sage Inc		590
100	Salton Inc		2,068
555	Sandisk Corp		15,401
50	Sanmina Corp		3,831
200	Sara Lee Corp		4,912
100	Savvis Communications Corp		87
550	Sawtek Inc		25,366
200	Sci Sys Inc		5,274
1,000	Sciclone Pharmaceuticals Inc		3,900
100	Scientific Atlanta Inc		3,256
6,400	Screamingmedia Inc		19,200
300	Scheid Vineyards Inc		927
263	SDL Inc		38,971
120	Sears Roebuck & Co		4,170
1,000	Sector Spdr Tr Shs Ben Int Energy		33,180
1,000	Sector Spdr Tr Shs Ben Int Technology		31,310
100	Secure Computing Corp		987
300	Semiconductor Holdrstr		14,700
12,888	Semiconductor Laser Intl Corp		1,547
706	Sensar Corp		304
200	Sepracor Inc		16,024
5,000	Service Sys Intl Ltd		1,850
750	Shopss.Com Inc		630
10,000	Sideware Sys Inc		4,800
322	Siebel Sys Inc		21,754
10,000	Silicon Gaming Inc		600
1,000	Silicon Graphics Inc		4,000
2,768	Silicon Storage Technology Inc		32,690
500	Silicon Valley Research Inc		65
100	Silicon Vy Bancshare		3,450
300	Simple Technology Inc		1,143

30

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
3,700	Simtek Corp		1,184
200	Six Flags Inc		3,436
500	Sk Telecom Ltd – Spons ADR		11,780
900	Sketchers U S A Inc		13,950
2,635	Smarterkids.Com Inc		1,397
5,200	Smartire Sys Inc		11,024
160	Sohu.Com Inc		354
70	Solectron Corp		2,373
400	Somnus Med Technologies Inc		148
950	Sonus Networks Inc		23,921
80	Sony Corp – Spons ADR		5,560
50	Source Information Mgmt Co		188
43	Southwest Airlines Co		1,442
100	Sovereign Bancorp Inc		806
500	Spectralink Corp		7,185
25	Sprint Corp (Fon Group)		508
200	Sprint Corp Pcs Grp		4,086
400	Stan Lee Media Inc		48
100	Standard & Poors Depositary Receipts		13,118
1,000	Stanford Microdevices Inc		35,930
100	Starbuck's Corp		4,425
7,700	Starnet Communications Intl Inc		3,157
40	State Str Corp		4,968
5,100	Stemcells Inc		12,546
100	Stillwater Mining Co		3,935
2,000	STM Wireless Inc		5,500
50	Stmicroelectronics		2,141
1,591	Storagenetworks Inc		39,870
2,600	Stratos Lightwave Inc		44,200
1,000	Struthers Inc		180
10,361	Sun Microsystems		288,139
1,000	Sunbeam Corp		310
100	Sungard Data Sys Inc		4,712

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
400	Sunrise Technologies Intl Inc		700
700	Superconductor Technologies Inc		2,534
75	Supertex Inc		1481
140	Swift Energy Co		5,267
1,320	Sycamore Networks Inc		49,408
80	T Rowe Price Assoc Inc		3,490
1,590	Taiwan Semiconductor Mfg Co – Spons ADR		27,428
4,500	Talk Visual Corp		495
200	Tanisys Technology Inc		108
500	Tanning Technology		1,750
225	Target Corp		7,256
840	Technitrol Inc		34,541
27,800	Telaxis Communications Corp		50,318
6	Telecommunication Sys Inc		20
300	Teledyne Technologies Inc		7,086
1,000	Telemonde Inc		100
6,100	Telocity Inc		12,200
65	Tellabs Inc		3,668
146	Tenneco Automotive Inc		438
80	Teppco Partners L.P		1,965
450	Teradyne Inc		16,763
300	Terayon Communications Sys		1,209
143	Terra Networks – Spons ADR		1,510
36	Texaco Inc		2,236
3,025	Texas Instruments Inc		143,294
500	Theragenics Corp		2,500
4,000	Thermoelastic Technologies Inc		840
9,139	Thermotek Intl Inc		1,371
1,380	Three-Five Sys Inc		24,840
300	Tickets.Com Inc		75
100	Titan Corp		1,625
267	Tlc Laser Eye Ctrs Inc		358
431	Tollgrade Communications Inc		15,732

32

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
40	Toys “R” Us Inc		667
1,000	Trans World Airlines Inc		1,050
700	Transmeta Corp		16,401
50	Transocean Sedco Forex Inc		2,300
750	Transwitch Corp		29,340
1,330	Trendwest Resorts Inc		35,405
500	Tricord Systems		4,030
600	Triquint Semiconductor Inc		26,208
200	Tumbleweed Communications Corp		3,412
775	Turnstone Sys Inc		5,665
210	Tut Sys Inc		1,733
55	Tyco Intl Ltd		3,053
4,000	U S Interactive Inc		1,120
50	UAL Corp		1,947
1,000	Unify Corp		250
800	Unisys Corp		11,696
345	United Parcel Svc		20,269
100	Unitedhealth Group Inc		6,137
50	Univision Communications Inc		2,046
2,000	Usinternetworking Inc		9,860
75	VA Linux Sys Inc		607
200	Vans Inc		3,374
328	Varian Semiconductor Equiptment Assocs Inc		7,708
13,500	Vasommedical Inc		29,835
1400	Velocityhsi Inc		28
400	Venator Group Inc		6,200
2,000	Veridien Corp		100
230	Verisign Inc		17,061
275	Veritas Software Co		24,063
400	Verizon Communications		20,048
12,000	Vertical Computer Sys Inc		600
800	Verticalnet Inc		5,320
175	Vialink Co		492

33

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
1,173	Viant Corp		4,610
480	Viasat Inc		6,360
1,425	Viatel Inc		5,159
300	Viewpoint Corp		1,620
800	Vignette Corp		14,496
1,000	Viragen Inc		1,310
1,000	Virata Corp		10,870
100	Viropharma Inc		1,437
1,600	Vishay Intertechnology Inc		24,192
100	Visteon Corp		1,150
1,000	Visual Data Corp		1,060
320	Vitesse Semiconductor Corp		17,699
300	Vitria Technology Inc		2,304
300	Vixel Corp		552
100	W H Energy Svcs Inc		1,956
285	Wal Mart Stores Inc		15,139
39	Watchguard Technologies Inc		1,231
5,000	Wavo Corp		150
1,700	Webb Interactive Svcs Inc		2,856
1,100	Webvan Group Inc		506
500	Westell Technologies Inc		1,515
2,400	Western Digital Corp		5,832
1,481	White Electronic Designs Corp		9,434
525	Williams Cos Inc		20,963
2,575	Wind River Systems		87,705
50	Winstar Communications Inc		584
250	WJ Communications Inc		3,530
36,000	World Trans Auth Inc		8,280
5,080	Worldcom Inc		71,425
3,770	Xerox Corporation		17,417
190	Xeta Technologies Inc		1,875
700	Xicor Inc		2,338
1,245	Xilinx Inc		57,731
6,100	Xin Net Corp		3,782

34

Number of Shares	Description	Cost	Current Value
	Stocks – Common and Preferred (continued)		
200	Xo Communications Inc		3,562
200	X-Rite Inc		1,556
2,468	Yahoo Inc		74,040
1,000	Youbet.Com Inc		930
5,500	Zale Corp		159,830
700	Zamba Corp		1,834
300	Zany Brainy Inc		159
400	Zila Inc		800
400	Zixit Corp		3,400
200	Zoran Corporation		3,000
			845,156,064
	Guaranteed Investment Contracts		
	Security Backed Investments		
	INVESCO Group Trust:		
	Beta Fund—PRIMCO:		
	Continental Assurance Co., Contract 63005575, due January 5, 2001, 6.13%		16,053,958
	Gamma Fund—PRIMCO:		
	Chase Manhattan Bank, Contract 401743-G, 6.69%, set annually		18,079,111
	Epsilon Fund—PRIMCO:		
	Monumental Life Ins. Co., Contract 00212TR-1, due January 23, 2001, 6.66%		210,548
	Theta Fund—PIMCO:		
	Bankers Trust (Del) BASIC, Contract 97-892THT, 6.34%, set annually		63,757,383
	Kappa Fund—Putnam:		
	Continental Assurance Co., Contract 25719-101, 6.51%, set annually		25,944,356

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Guaranteed Investment Contracts		
	INVESCO Group Trust:		
	Omicron Fund—PRIMCO:		
	Caisse des Depots (CDC), Contract 1115-01, 6.62%, set annually		5,675,030
			129,720,386
	Separate Accounts:		
	Aetna Life Ins. & Ann. Co.:		
	Contract 14612, 6.69%, set annually		30,610,573
	Allstate Life Ins. Co.:		
	Contract 31053, 6.16%, set annually		6,502,464
	John Hancock Mutual Life:		
	Contract 8712, due January 2, 2001, 6.60%		6,003,153
	Contract 7441, 7.02%, set annually		48,255,947
	Metropolitan Life Ins. Co.:		
	Contract 24844, 5.80%, set annually		33,030,155
			124,402,292
	Synthetics		
	Continental Assurance Co.:		
	Contract 63005751, 6.69%, set annually		2,201,570
	Monumental Life Ins. Co.:		
	Contract 00090TR, 7.28%, set annually		38,013,704
	Rabobank Nederland:		
	Contract TRW090001, 6.76%, set annually		21,920,899
	State Street Bank & Trust:		
	Contract 98149, 6.20%, set annually		71,994,189
			134,130,362

36

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Guaranteed Investment Contracts (continued)		
	Non-Participating Synthetics:		
	Caisse des Depots (CDC):		
	Contract 115-06, due July 2, 2001, 6.76%		2,066,864
	Contract 115-07, due December 12, 2002, 5.52%		6,017,641
			8,084,505
	General Account Investments:		
	Variable Rate & Fixed Term:		
	John Hancock Mutual Life:		
	Contract 14909GAC, due May 1, 2003, 7.20%		6,070,112
	Contract 7314-1, due December 2, 2002, 5.63%		–
			6,070,112
	Cash & equivalents:		
	Putnam Fiduciary Trust:		
	Contract 100232, due January 1, 2001, 6.89%		19,805,433
	Total Guaranteed Investment Contracts		422,213,090
	Common Trust Funds		
49,002,877	*Putnam S&P 500 Index Fund		689,213,368
11,495,172	*Putnam Small Company Equity Fund		152,709,997
1,621,522	*Putnam Bond Index Fund		17,851,252
			859,774,617

37

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Shares of Registered Investment Companies		
3,627,579	PBHG Emerging Growth Fund		86,118,736
1,643,091	Bernstein International Value Portfolio II		28,261,160
9,492,833	*Putnam Investors Fund		146,854,131
4,573,020	PIMCO Total Return Fund		47,513,681
472,337	*Putnam International Growth Fund		11,713,947
2,201,545	*Putnam Vista Fund		29,434,659
153,445	Fidelity Magellan Fund		18,305,954
3,873,329	Putnam Money Market Fund		3,873,329
1,061	American Century: Inflation Adjusted Treasury Fund		10,172
529	American Century: International Bond Fund		5,423
74	Amerindo Technology Class D		867
521	Artisan International Fund		11,425
655	Berger Small Company Growth Investor Class		3,140
1,015	Berkshire Focus Fund		33,956
92	Bridgeway Aggresive Growth Portfolio		4,005
657	CGM Realty Fund		8,901
170	Deutsche European Equity Investment Class		4,704
234	Dlj Technology Fund Class R		2,058
4,595	Dresdner RCM Biotechnology Fund		167,198
2,208	Dresdner RCM Global Health Care Fund		54,321
201	Dresdner RCM Global Small Cap Fd Class N		3,743
121	Dresdner RCM Global Small Cap Fund Class I		2,273
762	Excelsior Value & Restructuring		25,800
1,836	Fidelity Aggressive Growth Fund		66,443
84	Fidelity Blue Chip Growth Fund		4,378
1,152	Fidelity Capital And Income Fund		8,905
183	Fidelity Convertible Securities Fund		3,815
853	Fidelity Diversified International Fund		18,720
1,206	Fidelity Fund		39,541
1,701	Fidelity Growth Company		121,526
418	Fidelity High Income Fund		3,956
3,745	Fidelity Large Cap Stock Fund		66,474
2,845	Fidelity Mid Cap Stock Fund		74,165

38

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Shares of Registered Investment Companies (continued)		
1,387	Fidelity Real Estate Investment Portfolio Fund		25,666
753	Fidelity Retirement Growth Fund		16,592
756	Fidelity Select Biotechnology Fund		65,698
2,018	Fidelity Select Electronics Fund		116,620
174	Fidelity Select Technology Fund		15,460
743	Firsthand Technology Leaders Fund		25,146
1,046	Firsthand Technology Value Fund		77,815
393	FMI Focus Fund		11,334
401	Gabelli Growth Fund		15,182
763	Genomics Fund. Com		5,654
245	Green Century Balanced Fund		4,605
212	Harbor Capital Appreciation Fund		7,568
530	Harbor Intl Fund		18,611
1,818	Invesco Dynamics Fund		43,223
253	Invesco Financial Services Fund		8,193
556	Invesco Leisure Fund		20,341
585	Invesco Technology II Fund		34,995
1,291	Invesco Telecommunications Fund		46,841
151	IPS Millennium Fund		7,881
2,994	Janus Enterprise Fund		159,532
4,201	Janus Fund		139,869
301	Janus High-Yield Fund		2,919
345	Janus Mercury Fund		10,247
5,493	Janus Orion Fund		38,509
1,250	Janus Special Situations Fund		22,120
7,789	Janus Strategic Value Fund		81,942
3,172	John Hancock Technology Fund		27,411
290	Legg Mason Value Trust		16,101
683	Longleaf Partners Fund		15,519
1,194	Marsico Focus Fund		20,585
1,016	Matthews Asian Technology Fund		4,237
159	MFS Emerging Growth Fund Class B		6,836
126	Munder Framlington Healthcare Class C		3,615

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Shares of Registered Investment Companies (continued)		
3,303	PBHG Global Technology & Comm. Fund		24,409
217	PBHG Growth Fund		6,758
839	PBHG Large Cap 20		21,156
1,456	PBHG Large Cap Growth Fund		42,384
9,410	PBHG Select Equity Fund		387,990
1,631	PBHG Small Cap Value Fund		32,098
295	PBHG Strategic Small Company Fund		4,504
1,196	PBHG Technology & Communication Fund		41,182
659	PIMCO Innovation Class C		25,646
701	PIMCO Innovation Class A		28,884
1,639	PIMCO Target Class A		38,209
1,536	Pin Oak Aggressive Stock Fund		71,404
12	*Putnam Health Sciences Trust Fund		986
10,795	Red Oak Technology Select Portfolio		235,130
433	Rockland Growth Institutional Fund		8,968
3,413	Royce Low Priced Stock Fund		31,921
683	RS Aggressive Growth Fund		5,621
104	RS Emerging Growth Fund		4,595
3,212	RS Internet Age Fund		20,979
264	Schroder US Smaller Companies Fund		4,064
876	Selected American Shares Fund		30,954
251.	Strong Enterprise Fund		7,123
188	Strong U.S. Emerging Growth Fund		3,613
2,447	T. Rowe Price Developing Technology Fund		17,540
2,329	T. Rowe Price Global Technology		17,306
296	T. Rowe Price Midcap Growth Fund		11,792
500	Templeton Emerging Mkt Fund		3,810
782	The Bender Growth Class C		25,295
1,209	Third Avenue Value Fund		43,808
516	Turner Core High Quality Fixed Income Fund		5,313
1,124	Turner Midcap Growth Fund		34,395
886	Turner Technology Fund		11,324

40

Schedule H, Line 4(i)—Schedule of Assets Held for
Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Shares of Registered Investment Companies (continued)		
521	Tweedy Brown Global Value Fund		10,410
1,102	Value Line Special Situations Fund		25,969
375	Van Wagoner Mid Cap Fund		7,608
3,012	Van Wagoner Post Venture Fund		79,899
103	Van Wagoner Technology Fund		4,316
1,490	Vanguard Fixed Inc High Yield Corporate		9,970
126	Vanguard Growth Index Trust Fund		3,859
1,694	Vanguard Index Trust Total Stock Market		49,595
732	Vanguard Windsor		11,202
161	Warburg Pincus Global Telecommunications		6,821
383	Warburg Pincus Global Post Venture Capital Fund		8,715
822	Weitz Value Fund		28,971
1,970	White Oak Growth Stock Fund		124,260
			375,559,129
	Bonds and Notes		
50	Conseco Inc Note 6.400%		3,800
150	Federal Home Ln Mtg Corporate Debenture 6.510%		15,519
150	Federal Natl Mtg Note 6.470%		14,871
40	Fleet Finl Group Inc Medium Term Sub Notes 7.300%		3,944
150	General Electric Capital Corp Note 8.300%		15,196
150	General Electric Capital Corporate Note 6.500%		16,734
1,000	MBNA Amer Bank 6.800%		100,000
50	Owens Ill Inc Senior Note 7.15%		2,800
100	Pacific Bell Debenture 7.50%		9,588
50	Penney J C Inc Note 7.600%		3,011
100	Saks Inc Note 8.250%		6,000
40	Sprint Corp Note 8.125%		4,061
140	Texas Utils Elec Co 6.750%		14,274

41

The TRW Employee Stock Ownership and Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(i)—Schedule of Assets Held for Investment Purposes at End of Year (continued)

Number of Shares	Description	Cost	Current Value
	Bonds and Notes (continued)		
2,850	United States Treasury Inflation Protection Notes 3.875%		292,211
250	United States Treasury Inflation Protection Notes 4.250%		25,983
40	United States Treasury Note 5.750%		3,504
40	Waste Mgmt Inc Debenture 8.750%		3,866
			535,362
	***Participant Loans**	At interest rates ranging from 6% to 11.5%	56,369,752
	Total assets held for investment purposes		$2,559,608,014

* Indicates party-in-interest.

42

The TRW Employee Stock Ownership and Stock Savings Plan

EIN: 34-0575430 Plan: 027

Schedule H, Line 4(j)—Schedule of Reportable Transactions

Year Ended December 31, 2000

Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (III) — Series of Transactions in Excess of 5% of the Fair Value of Plan Assets					
*TRW Inc. Common Stock	$324,449,960		$324,449,960	$324,449,960	
		$270,978,723	230,770,776	270,978,723	$40,207,947

There were no category (I), (II), or (IV) reportable transactions during 2000.

* Indicates party-in-interest

SIGNATURES

The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


The TRW Employee Stock Ownership
and Savings Plan


Date: May 18, 2001

By: /s/ Kathleen A. Weigand
      Kathleen A. Weigand
      Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
23	Consent of Ernst & Young LLP
24	Power of Attorney

45